SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

             Boston Financial Qualified Housing Tax Credits L.P. III
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                                (Name of Issuer)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                            Everest Properties, Inc.
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of above persons (entities only).

          EVEREST HOUSING INVESTORS 2, LP

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b) [x]

     3.   SEC Use Only


     4.   Source of Funds (See Instructions) WC; OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power           12,432
Bene-ficially by
Owned by Each       8.     Shared Voting Power              0
Reporting Person
With
                    9.     Sole Dispositive Power      12,432

                    10.    Shared Dispositive Power         0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 12,432

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13.  Percent of Class Represented by Amount in Row (11) 12.4%

     14.  Type of Reporting Person (See Instructions) PN

CUSIP No.  None

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of above persons (entities only).

          EVEREST PROPERTIES, INC.

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b) [x]


     3.   SEC Use Only


     4.   Source of Funds (See Instructions) OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


     6.   Citizenship or Place of Organization California



Number of Shares    7.     Sole Voting Power           12,432
Bene-ficially by
Owned by Each       8.     Shared Voting Power              0
Reporting Person
With
                    9.     Sole Dispositive Power      12,432

                    10.    Shared Dispositive Power         0


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 12,432

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


     13.  Percent of Class Represented by Amount in Row (11) 12.4%

     14.  Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D ("Statement") relates is Units of Limited Partnership Interests in Boston Financial Qualified Housing Tax Credits L.P. III, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 101 Arch Street, Boston, Massachusetts, 02110-1106; telephone: (617) 439-3911.

Item 2. Identity and Background

     (a)  The persons filing this Statement are:

          Everest Housing Investors 2, LP, a California limited partnership ("EHI2"); and Everest Properties, Inc., a California corporation ("EPI").

          EPI is the general partner of EHI2. Pursuant to EHI2's limited partnership agreement, EPI, as the general partner, determines any vote or disposition of the units held by EHI2. The members of the Board of Directors of EPI are W. Robert Kohorst, David I. Lesser and Peter J. Wilkinson. The foregoing persons and Christopher K. Davis are the executive officers of EPI.

     (b) The address of the principal offices of each filing person and each other person identified herein is 199 S. Los Robles Avenue, Suite 200, Pasadena, California 91101.

     (c) Mr. Kohorst is the President, Mr. Lesser is the Executive Vice President, Mr. Wilkinson is the Chief Financial Officer, and Mr. Davis is the General Counsel of EPI, which acts as a general partner and invests in limited partnerships that invest in real estate.

     (d) During the last five years, none of the filing persons or the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the filing persons or the persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kohorst, Mr. Lesser, Mr. Davis and Mr. Wilkinson are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds for purchases of Units by EHI2 were equity capital contributions from members.

Item 4. Purpose of Transaction

     EHI2 has acquired Units for investment purposes.

     Other than as set forth above, the none of the filing persons or persons identified in Item 2 currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership, nor do any of them have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, EHI2 will participate in those benefits to the extent of its ownership of the Units.

Item 5. Interest in Securities of the Issuer

     (a), (b) The information from Items 7-11, inclusive, and Item 13 on the cover page of this Statement is incorporated herein by reference. The information from Item 2(a) of this Statement is incorporated herein by reference. Units are currently held of record by EHI2.

     (c) EHI2 acquired 10,000 Units within the last 60 days, for $27.50 per Unit, pursuant to a private purchase agreement.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Reference is hereby made to the information set forth in Item 4 of this Statement, which is incorporated herein by reference.

Item 7. Exhibits

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2006


                                   EVEREST HOUSING INVESTORS 2, LP
                                   By:  EVEREST PROPERTIES, INC.,
                                        General Partner

                                        By:  /S/ Christopher K. Davis
                                             ------------------------
                                             Christopher K. Davis
                                             Vice President and General Counsel


                                   EVEREST PROPERTIES, INC.


                                   By:  /S/ Christopher K. Davis
                                        ------------------------
                                        Christopher K. Davis
                                        Vice President and General Counsel